SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*

                                 Infinity, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   45663L 30 4
                                 (CUSIP Number)

                               Daniel B. Nunn, Jr.
                     Martin, Ade, Birchfield & Mickler, P.A.
                        One Independent Drive, Suite 3000
                           Jacksonville, Florida 32202
                                 (904) 354-2050
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 10, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box. o

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 45663L 30 4                 13D                      Page 2 of 7 Pages
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    1   Names of Reporting  Persons/I.R.S.  Identification Nos. of Above Persons
        (Entities Only)

        David J. Smith

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    2   Check the Appropriate Box if a Member of a Group (a) |X|
        (See  Instructions)                              (b) |_|

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    3   SEC Use Only

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    4   Source of Funds (See Instructions)

             PF

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    5   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to Item
        2(d) or 2 (e)
        |_|
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    6   Citizenship or Place of Organization

             United States
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 Number of Shares                 7       Sole Voting Power
                                                  361,499
 Beneficially Owned               8       Shared Voting Power
                                                  ------------
 by Each Reporting                9       Sole Disposition Power
                                                  361,499
     Person with                 10       Shared Disposition Power
                                                  -------------

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    11  Aggregate Amount Beneficially Owned by Each Reporting Person

          361,499

--------------------------------------------------------------------------------
    12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
        (See Instructions)

--------------------------------------------------------------------------------
    13  Percent of Class Represented by Amount in Row (11)

          3.03%

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    14  Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

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CUSIP No. 45663L 30 4                  13D                     Page 3 of 7 Pages
--------------------------------------------------------------------------------


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    1   Names of Reporting  Persons/I.R.S.  Identification Nos. of Above Persons
        (Entities Only)

                 Nils P. Peterson

--------------------------------------------------------------------------------
    2   Check the Appropriate Box if a Member of a Group    (a) |X|
        (See  Instructions)                                 (b) |_|

--------------------------------------------------------------------------------
    3   SEC Use Only

--------------------------------------------------------------------------------
    4   Source of Funds (See Instructions)

              PF

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2 (e)
        |_|

--------------------------------------------------------------------------------
    6   Citizenship or Place of Organization

        United States

--------------------------------------------------------------------------------
 Number of Shares                 7       Sole Voting Power
                                                  120,000
 Beneficially Owned               8       Shared Voting Power
                                                  146,000
 by Each Reporting                9       Sole Disposition Power
                                                   120,000
     Person with                 10       Shared Disposition Power
                                                   146,000

--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by Each Reporting Person
               266,000

--------------------------------------------------------------------------------
    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

--------------------------------------------------------------------------------
    13  Percent of Class Represented by Amount in Row (11)
               2.23%

--------------------------------------------------------------------------------
    14  Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $.0001 par value (the "Common Stock"), of Infinity, Inc., a Colorado corporation (the "Company" or "Infinity"). The principal executive offices of the Company are located at 211 West 14th Street, Chanute, Kansas 66720.

Item 2.           Identity and Background.

         (a) This  statement is being filed on behalf of David J. Smith and Nils
P. Peterson. The foregoing persons are herein sometimes collectively referred to as the "Reporting Persons." Information as to each Reporting Person set forth in this Schedule 13D has been provided by such Reporting Person.

         David J. Smith and Nils P. Peterson have agreed to form a committee to participate in an anticipated proxy contest for the election of a slate of nominees to the Board of Directors of the Company at the next annual or special meeting of shareholders of the Company that is called for the purpose of electing directors. See Item 4. Mr. Smith and Mr. Peterson are making this joint filing because they may, by reason of such agreement, be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and because as a "group" they may be deemed to beneficially own more than five percent (5%) of the outstanding Common Stock.

         (b) The residence and business address of David J. Smith are 21 Maria Place, Ponte Vedra Beach, Florida 32082. The business address of Mr. Peterson is 30 Preston Court, Swampscott, MA 01907.

         (c) David J. Smith is a self-employed private investor. Mr. Peterson is a self-employed private investor.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar
misdemeanors)   or  was  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (e) Mr. Smith and Mr. Peterson are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         The Reporting Persons purchased all of the Common Stock which they may be deemed to beneficially own for the aggregate purchase price of $1,124,914.95. Such shares were purchased with personal funds of the Reporting Persons.

Item 4.           Purpose of Transaction.

         The Reporting Persons believe that the Common Stock is substantially undervalued. The Reporting Persons also believe that the Company's Board of Directors has failed to formulate and implement a business plan and strategy that will enhance shareholder value and the Company's prospects. The Reporting Persons further believe that the election of independent, highly qualified individuals as directors of the Company would greatly improve the Company and provide to management the support necessary to increase the profitability of the Company and to enhance shareholder value.

         Accordingly, the Reporting Persons have agreed to form a committee to participate in an anticipated proxy contest for the election of a slate of nominees to the Board of Directors of the Company at the next annual or special meeting of shareholders of the Company called for the purpose of electing directors. The Reporting Persons also may seek to request that a special meeting of shareholders of the Company be held for that purpose in advance of the next regularly scheduled annual meeting of shareholders.

         The Reporting Persons anticipate that, if the Reporting Persons are successful in such proxy contest, it may lead to additional changes in executive management of the Company, including the possible replacement of executive officers of the Company.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in the aggregate, 627,499 shares of the Common Stock, constituting approximately 5.27% of the issued and outstanding Common Stock.

         Of this amount, 361,499 shares are owned by David J. Smith.

         Mr. Peterson owns 20,000 shares of Common Stock directly and 100,000 shares through his individual retirement account. Mr. Peterson's wife, Susan W. Peterson, owns 50,000 shares of Common Stock directly and 5000 shares through her individual retirement account. Mr. Peterson also is a Trustee (along with his mother-in-law, Margaret W. Woodfin) of a trust which owns 25,000 shares of Common Stock. In addition, Mr. Peterson may be deemed to be the beneficial owner of 14,000 shares owned by his adult daughter, Kirstin Peterson, 19,000 shares owned by his adult daughter, Gretchen Peterson (14,000 shares of which are owned by her individually and 5000 shares of which are owned through her individual retirement account), 19,000 shares owned by his adult son, Nils P. Peterson, Jr. (of which 14,000 shares are owned individually by his son and 5000 shares of which are owned by his son's individual retirement account), 4000 shares owned by his sister-in-law, Marilyn Woodfin, and 10,000 shares owned by his brother-in-law, E. Gray Woodfin.

         (b) As to all shares owned by David J. Smith, he has the sole power to vote or direct the vote of and sole power to dispose of or direct the disposition thereof.

         As to 120,000 of the shares beneficially owned by Mr. Peterson, he has the sole power to vote or direct the vote of and sole power to dispose of or direct the disposition thereof. As to 146,000 of the shares beneficially owned by Mr. Peterson, he may be deemed to have shared power with the owners of such shares (as set forth above) to vote or direct the vote of and to dispose of or direct the disposition thereof, by virtue of having agency powers with respect to the brokerage accounts maintained by the owners described above through which such shares are held.

         (c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days. Each transaction set forth below reflects a purchase or sale effected by means of an over-the-counter trade.

Identity of Reporting
     Persons                    Trade Date     Number of Shares  Price Per Share
     -------                    ----------     ----------------  ---------------

David J. Smith                    2/12/99      63,499 (Purchased) $.3125

Kirstin Peterson IRA              2/15/99       5,000 (Sold)      $.3125

         (d)       Not applicable.

         (e)       Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in Item 4 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or options arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated March 18, 1999, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


         Dated: March 18, 1999             /s/ David J. Smith
                                           -------------------
                                               David J. Smith


                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


         Dated: March 18, 1999             /s/ Nils P. Peterson
                                           ---------------------
                                               Nils P. Peterson


                                  EXHIBIT INDEX

Exhibit No.                         Description

1 Agreement, dated March 18, 1998, among David J. Smith and Nils P. Peterson


                                    AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Infinity, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 18, 1999

                               /s/ David J. Smith
                               ------------------
                                   David J. Smith



                              /s/ Nils P. Peterson
                              --------------------
                                  Nils P. Peterson